Exhibit 99.1

SHANGPHARMA CORPORATION ANNOUNCES EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

SHANGHAI, China, February 25, 2013 – ShangPharma Corporation (NYSE: SHP) (the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on March 20, 2013, at 10:00 am (Hong Kong time), at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, to consider and vote on, among others, the proposal to authorize and approve the previously announced Agreement and Plan of Merger, dated December 21, 2012 (the “Merger Agreement”), among the Company, ShangPharma Holdings Limited, ShangPharma Parent Limited and ShangPharma Merger Sub Limited (“Merger Sub”) and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix I to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. If completed, the Merger would result in the Company becoming a privately-held company and its American depositary shares (the “ADSs”) would no longer be listed on the New York Stock Exchange and the American depositary shares program for the ADSs would be terminated. The Company’s board of directors recommends that the shareholders and ADS holders vote FOR, among others, the proposal to approve the Merger Agreement, the Plan of Merger and the transactions completed thereby, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on March 8, 2013 will be entitled to vote at the EGM and any adjourned or postponed meeting thereof. The record date for ADS holders entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on February 25, 2013. Additional information regarding the EGM and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (www.sec.gov). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About ShangPharma Corporation

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high-quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. The Company’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements, and involve inherent risks, uncertainties and assumptions. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact:

ShangPharma Corporation

William Dai

Chief Financial Officer

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600